SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
RESOLUTION No. 497 OF THE BOARD OF DIRECTORS' MEETING
HELD ON NOVEMBER 26, 2004

On November 26, 2004, at 5 p.m., at the Company's headquarters, located at Avenida das Nações Unidas, 4,777, CEP 05.477-000, São Paulo , SP, the Board of Directors of BRASKEM S.A. held its 497 th meeting. The undersigning board members were present . Board member Carlos Alberto de Meira Fontes was absent, but was represented by his respective alternate, Edmundo José Correia Aires. The CEO, José Carlos Grubisich Filho, and officers Mauricio Roberto de Carvalho Ferro and Paul Altit, and Ana Patrícia Soares Nogueira, and Board Secretary, Nelson Raso, were all present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting and Ana Patrícia Soares Nogueira acted as secretary. ITEMS ON THE AGENDA : I) Matters for deliberation: 1) DELIBERATION PROPOSALS : after a presentation and analysis of the subject, the Board unanimously approved the following Deliberation Proposals (“PD”), which had been previously forwarded by the Executive Board for review by the members of the Board of Directors, in accordance with procedures established in Internal Regulations, copies of which were duly filed at the Company's headquarters : a) PD.CA/BAK-12/2004 – Acquisition of Interest of Petrobrás Química S.A. (PETROQUISA) in other Companies , in order to (i) approve an increase in the Company's equity interest in Alclor Química de Alagoas Ltda. (“Alclor”), from 75% to 100%, through the acquisition of PETROQUISA's interest in Alclor, in accordance with the conditions set forth in the respective PD; (ii) approve the acquisition of common shares, preferred class “B” and class “C” shares issued by Companhia Alagoas Industrial - Cinal (“Cinal”) held by PETROQUISA, in accordance with those conditions set forth in the respective PD and the deadline for the exercise of the right of first refusal held by the other shareholders that are parties to the current Cinal Shareholders' Agreement; and (iii) authorize the Executive Board to take those actions necessary to formalize the acquisitions approved herein ; b) PD.CA/BAK-18/2004 – Alliance Agreement for Services Related to the Expansion of Plants in Operation, Scheduled Shut-downs and Maintenance , based on the reasons presented in the respective PD, the result of the competition held by the Company, which was audited and analyzed by Ernest & Young Consultores Associados Ltda., and the legal opinion of the law firm Pinheiro Neto Advogados, the Company's Executive Board was authorized (i) to hire , on an Alliance Basis, the construction Construtora Norberto Odebrecht S/A (“CNO”) to perform services related to the expansion of industrial plants in operation, scheduled shut-downs and maintenance; (ii) to negotiate the contract for said services based on the scope of, and the parameters defined in, the respective PD ; c) PD.CA/BAK-23/2004 – Segmentation of Current Supply Contracts with CHESF and Amendment of Contract Term – in light of the reasons set forth in the respective PD, the Executive Board was authorized to sign the following Contracts, to be executed with Companhia Hidroelétrica do São Francisco (“CHESF”): (i) Contract for Purchase and Sale of Electric Power until December 31, 2010; (ii) Transmission System Connection Contract ; and (iii) Transmission System Use Agreement with the National Electric System Operator (“ONS”); d) PD.CA/BAK-24/2004 – Loans and Financing by the Executive Board in 2005 – for purposes of, and pursuant to, item “q” of Article 26 of the Company's By-laws and Article 37, to approve the limit of up to R$200,000,000.00 (two hundred million reais ), per operation, for the Executive Board to take out loans and financing, in Brazil or abroad, without the prior consent of the Board of Directors, for the 2005 fiscal year. This limit shall remain effective until the meeting of the Board of Directors that deliberates on the new limits for 2006. It was further established that operations with values exceeding R$30,000,000.00 (thirty million reais ), per operation, be the subject of information, a posteriori, to the Board of Directors; II) Matters of General Information : Nothing to report; III) Matters of Company Interest : Nothing to report; IV) CLOSING - having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chairman and the Secretary of the Meeting . São Paulo , SP, November 26, 2004. [Signed: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; André Tapajós Cunha; Edmundo José Correia Aires; Fernando de Castro Sá; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijó Brunnet; Newton Sergio de Souza.]

Confer with original version in official records .

Ana Patrícia Soares Nogueira
Secretary

Headquarters: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 – Tel: (71) 632-5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel: (21) 516-1515 - Fax (21) 233-0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 – Tel: (71) 342-3088
São Paulo/SP – Av. das Nações Unidas, 4777 - CEP. 05.477-000 – Tel: (11) 3443-9000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer